Exhibit 12

Black Hills Corporation

Computation of Ratios of Earnings to Fixed Charges and

Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

		Year ended December 31,					Three months ended March 31,
		2010	2009	2008	2007	2006	2011	2010

Earnings as defined by Regulation S-K
Income (loss) from continuing operations		$68,685	$78,756	$(52,037)	$75,658	$55,772	$26,910	$31,434

Add	Income Taxes	25,298	33,315	(29,395)	32,427	23,103	12,909	16,476
	Income (loss) from equity investee	(1,559)	(1,343)	(4,366)	1,231	(1,653)	(993)	(317)
	Income (loss) from continuing ops before equity in earnings of subsidiaries/income taxes	92,424	110,728	(85,798)	109,316	77,222	38,826	47,593

Plus	Fixed Charges as Defined	110,187	92,325	59,392	34,520	35,018	30,328	25,304
	Distributed income of equity investees	2,444	4,813	1,781	3,724	4,304	1,922	657

Less	Interest capitalized	(4,381)	(322)	(1,318)	(2,323)	(1,571)	(2,434)	(206)

	Total Adjusted Earnings	$200,674	$207,544	$(25,943)	$145,237	$114,973	$68,642	$73,348

Fixed Charges as defined in Regulation S-K
Interest expense (net of capitalized amounts)		$92,641	$84,690	$54,123	$25,181	$29,946	$23,918	$21,766
add back: AFUDC borrowed		10,689	5,839	2,811	6,415	2,972	3,363	3,148
Interest capitalized		4,381	322	1,318	2,323	1,571	2,434	206
Estimate of interest within rental expense		2,476	1,474	1,140	601	529	613	184
Subtotal		110,187	92,325	59,392	34,520	35,018	30,328	25,304

Fixed Charges as Defined		$110,187	$92,325	$59,392	$34,520	$35,018	$30,328	$25,304

Ratio of Earnings to Fixed Charges		1.82	2.25	(0.44)	4.21	3.28	2.26	2.90

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends		1.82	2.25	(0.44)	4.21	3.28	2.26	2.90

The earnings as defined in 2008 would need to increase $85.3 million for the 2008 ratio to be 1.0.